FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n, 28050 Madrid, Spain 3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – TEF- Swap agreement with KPN	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (herein after “Telefónica”) as provided in article 228 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Telefónica has entered today into a swap agreement with Koninklijke KPN NV (hereinafter, KPN) to deliver 72.0 million of its treasury shares (representing 1.43% of its share capital), in exchange for 178.5 million shares of its subsidiary Telefónica Deutschland Holding AG, representing 6.0% of the share capital of the latter. The exchange ratio has been determined based on the average of the volume weighted average price (VWAP) of the respective shares during the last 5 trading sessions.

The execution of this agreement is not subject to any conditions and settlement is expected to take place tomorrow.

As a result of this agreement, Telefónica increases from 63.2% to 69.2% its shareholding in Telefonica Deutschland, one of the Group’s main cash flow growth contributors, increasing, as a result, its share in dividends distributed by Telefonica Deutschland.

Under this agreement, KPN has committed, among other obligations, to comply with certain restrictions which, in case of sale of the aforementioned Telefónica shares, would ensure an orderly sale of such shares. In this regard, and pursuant to article 531 of the Spanish Corporations Act, the literal transcription of clause 2.4 of the agreement signed between Telefonica and KPN is included as appendix to this significant event.

Madrid, March 13, 2017

LITERAL TRANSCRIPTION OF CLAUSE 2.4 OF THE AGREEMENT SIGNED BETWEEN TELEFONICA AND KPN

2.4. KPN’s Commitments. KPN acknowledges it is in the interests of KPN and Telefónica to execute any sale of the Telefónica Swap Shares in an orderly manner.

2.4.1 KPN commits:

a)	Not to Sell any Telefónica Swap Shares in any private transaction to any entity which to the best knowledge of KPN is a telecommunication service provider or an Affiliate thereof. For the purposes of this Article 2.4.1 (a), to the best knowledge of KPN means the knowledge of KPN after due and careful due diligence.

b)	Not to Sell any Telefónica Swap Shares during seven (7) calendar days prior to and including any date on which Telefónica is expected to publish its quarterly results in accordance with the financial calendar published on Telefónica’s website.

c)	Not to Sell on any single day and on any market where the Telefónica Shares are traded an aggregate amount of Telefónica Swap Shares in excess of 15% of the Relevant Total Daily Trading Volume on such day (“Daily Volume Limit”). Within such Daily Volume Limit, a maximum of 25% of the Daily Volume Limit may be sold in that day’s closing auction and a maximum of 30,000 Telefónica Swap Shares may be sold in that day’s open auction.

d)	Not to Sell, directly or indirectly through any other entity, any Telefónica Swap Shares via an Accelerated Bookbuilt Transaction.

2.4.2 Notwithstanding paragraph 2.4.1. (c) above, KPN will be entitled to sell Telefónica Swap Shares in certain Off-Exchange Transactions always provided that: (x) the price of the Telefónica Swap Shares under any such transaction is as close as possible to, or higher than, the daily VWAP at the time of such transaction, but in no event shall the price of such transactions be lower than the relevant VWAP minus 0.15%, and (y) the total amount of Telefónica Swap Shares sold per day in such Off-Exchange Transactions in aggregate does not exceed the higher of (i) 20% of the Relevant Total Daily Trading Volume on such date, and (ii) 20% of the lowest Relevant Total Daily Trading Volume on any single day during a period of 5 consecutive trading days ending on (and including) the trading day immediately preceding the relevant day.

For the purposes of this Article 2.4, the following terms shall have the meanings described below:

“Accelerated Bookbuilt Transaction” means a publicly announced offering of Telefónica Swap Shares conducted by way of an accelerated bookbuilt offering to institutional investors conducted by a financial intermediary on KPN’s behalf, whether by way of a backstopped transaction, bought deal or a conventional best efforts bookbuilt offering.

“Not to Sell” means not to, directly or indirectly, offer, pledge, sell, contract to sell, lend or otherwise transfer or dispose of (including, but not limited to, through any type of transactions regarding derivatives, options, swaps, futures, collaterals, securities lending or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of):

(a)	shares in Telefónica,

(b)	securities convertible into or exercisable or exchangeable for shares in Telefónica,

(c)	options, rights or warrants to purchase shares in Telefónica, or

(d)	participation certificates, depositary or other receipt instruments, rights or entitlement representing shares in Telefónica,

irrespective whether any of those transactions is to be settled by delivery of shares in Telefónica or such other securities, in cash or otherwise.

“Off-Exchange Transactions” means the sale of Telefónica Swap Shares via bilateral transactions or over the counter sales.

“Relevant Total Daily Trading Volume” means the aggregate volume of shares traded under ticker <TEF SM> determined from Bloomberg page <TEF SM Equity HP> with the Market field set to “VWAP Vol” for volume, as at market close on the relevant day. For the avoidance of doubt, the aggregate volume defined herein comprises all on-exchange <TEF SM> market volumes excluding block trades and cross trades.

“VWAP” for Telefónica means the volume weighted average market price determined from the Bloomberg page <TEF SM Equity HP> with the Market field set to “VWAP” (Weighted Average Line) for price.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: March 13, 2017	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors